SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-1(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

LipoScience, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

53630M108

(CUSIP Number)

F. Samuel Eberts III

Senior Vice President, Chief Legal Officer and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, NC 27215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53630M108	13D	2

1	Names of Reporting Persons Laboratory Corporation of America Holdings
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,348,682, See Item 4
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,348,682, See Item 4
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,348,682
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 53630M108	13D	3

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on October 3, 2014 (the “Statement”) with the Securities and Exchange Commission (the “SEC”). On November 20, 2014, the transactions contemplated by that certain Agreement and Plan of Merger, dated September 24, 2014 (the “Merger Agreement”), by and among, Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp” or the “Reporting Person”), Bear Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of LabCorp (the “Merger Sub”), and LipoScience, Inc., a Delaware corporation (the “Issuer”), were consummated. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of LabCorp (the “Surviving Corporation”). The Merger became effective at 11:00 AM on November 20, 2014 (the “Effective Time”) upon acceptance of the filing of the certificate of merger by the Secretary of State of the State of Delaware. As a result, the Issuer has become a wholly owned subsidiary of LabCorp, and pursuant to the terms of the Voting Agreements, dated September 24, 2014 (the “Voting Agreements”), by and among LabCorp and certain shareholders of the Issuer, the Voting Agreements and the limited proxy granted to LabCorp thereby were terminated at the Effective Time. Accordingly, this Amendment is the final amendment to the Statement by LabCorp and is an exit filing. Where disclosure made in one Item in the Statement prior to this Amendment was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Statement.

Item 3.	Source and Amount of Funds and Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph:

The total consideration paid by LabCorp in connection with the Merger and other transactions described in Item 4 was approximately $85.3 million, paid in cash.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby supplemented by adding the following as the penultimate paragraph of Item 4:

Merger Effectiveness / Voting Agreement Termination

On November 20, 2014, at the Effective Time, the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement. As a result of the effectiveness of the Merger and the transactions contemplated by the Merger Agreement, the Issuer is now a wholly owned subsidiary of LabCorp, the shares of Issuer common stock, par value $0.001 per share, (“Common Stock”) ceased to be traded on NASDAQ, the registration of the Common Stock will be terminated pursuant to Section 12(g) of the Act and the Issuer will no longer be required to file periodic reports with the SEC. Pursuant to the terms of the Voting Agreements, the Voting Agreement and the limited proxy granted to LabCorp thereby were terminated at the Effective Time.

LabCorp beneficially owns 15,348,682 issued and outstanding shares of common stock, par value $0.001 per share, of the Surviving Corporation.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety by the following:

(a) - (b) The responses of LabCorp to Rows 7-13 of the cover page of this Amendment are incorporated by reference. The information contained in Item 4 above is incorporated herein by reference.

(c) Except as specifically set forth in this Schedule 13D, LabCorp has not, nor to the best knowledge of LabCorp, have any of the persons listed on Schedule A, effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 53630M108	13D	4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2014

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts III
Name:	F. Samuel Eberts III
Title:	Senior Vice President and Chief Legal Officer